Exhibit 99.53
Jerry T. Hanks P.E.
7307 W. Mesquite River Drive
Tucson, Arizona 85743 USA
Phone: 520-579-9720
Email: jerryhanks@hotmail.com
CERTIFICATE OF QUALIFIED PERSON
I, Jerry T. Hanks, P.E., do hereby certify that:
1.	I am self-employed as a metallurgical and mineral processing engineer. My office is located at 7307 W. Mesquite River Drive, Tucson, Arizona 85743 USA.

2.	I am a graduate of the Colorado School of Mines with the degree of Metallurgical Engineer, 1963.

3.	I am a registered professional engineer in good standing in the states of Arizona (#21106) and Colorado (#10042), USA. I am a member in good standing of the Society of Mining, Metallurgy, and Exploration (SMB.)

4.	I have practiced metallurgical and mineral processing engineering for 43 years. I worked for mining and exploration companies including ASARCO, AMAX, and Phelps Dodge Exploration (PDX) for thirty years and for engineering companies (The Ralph M. Parsons Company and E&C International) for seven years. I have been self-employed for six years following retirement from PDX in 1999.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Section 5, “Metallurgy,” of the technical report titled “Peñasquito Feasibility Study 100,000 MTPD” dated July 31, 2006 (the “Technical Report”). I also oversaw the 2003-2005 process design test work. I visited the Peñasquito property on August 25-27, 2004.

7.	I have had prior involvement with the Peñasquito property that is the subject of the Technical Report. The nature of my prior involvement is preparation of Section 5 of a “Pre-Feasibility Study” dated March 2004.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101, and certify that Section 5 of the Technical Report has been prepared in compliance with that instrument.
Dated this 25th day of September, 2006.

/s/ Jerry T. Hanks Signature of Qualified Person

Jerry T. Hanks, PE Name of Qualified Person